EarthLink, Inc.

1375 Peachtree Street, N.E.

Atlanta, Georgia  30309

January 6, 2009

By Edgar

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance

Re:        EarthLink, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008

File No. 001-15605

Dear Mr. Krikorian:

We have received the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in its comment letter dated November 25, 2008 (the “Commission Comment Letter”).  As previously discussed with the Staff, we intend to respond to the Commission Comment Letter by January 16, 2009.

Please direct any questions or comments you may have regarding this timing to the undersigned at (404) 748-6634 or to our outside counsel, David Carter, at (804) 697-1253.

Sincerely,

/s/ Samuel R. DeSimone, Jr.

Samuel R. DeSimone, Jr.
Executive Vice President,
General Counsel and Secretary

cc:	Jason Niethamer, Securities and Exchange Commission, Staff Accountant
Christine Davis, Securities and Exchange Commission, Assistant Chief Accountant
Evan Jacobson, Securities and Exchange Commission, Staff Attorney
Barbara Jacobs, Securities and Exchange Commission, Assistant Director
David M. Carter, Troutman Sanders LLP